MATERIAL INFORMATION

2026 Results | SECOND QUARTER

Leveraging Favorable Market Conditions

Strong Financial Performance ▼

Net Income
+235% 6.1 TCOP vs.2Q25

EBITDA
+59% 17.7 TCOP vs.2Q25

Revenues
+35% 40.2 TCOP vs.2Q25

TCOP
67
68
63
78
97
280
273
241
289
349
4.199
4.004
3.819
3.700
3.612
29,7
11,1
1,8
29,8
12,3
41%
2,6
28,8
10,0
35%
1,5
28,6
13,5
47%
2,9
40,2
17,7
44%
6,1
2Q25
3Q25
4Q25
1Q26
2Q26
Brent USD/Bl
Brent mCOP/Bl
Exchange rate
Revenues (TCOP)
EBITDA (TCOP)
Net Income (TCOP)
EBITDA Margin

QUARTERLY RESULTS

Best Performance Over the Past Five Quarters

2Q26 Net Income Driven by Favorable Market Conditions

Downstream

439
mbd
+6% vs 2Q25

Record-High Throughput and Margins

Midstream

1,125
mbd
+3.8% vs 2Q25

Higher Volumes
Driven by Commercial Agility and Operational Flexibility

Upstream

706
mboed
-6.6% vs 2Q25

★
Successful drilling
of the Sandia-1 well1

Energies for the transition

62%
supply
of the Country's Natural Gas Demand, Ensuring Reliability and Long-Term Firm Supply

isa
CONEXIONES QUE INSPIRAN

428
MUSD
in New Energy Transmission Project Awards in Brazil

Downstream

Historic Refining
29.8
USD/Bl
+138% vs. 2Q25

High-Value Products (%)
72%
vs. 69% 2Q25

EBITDA Growth
+2,428
(+365%)
mMCOP vs 2Q25

CONTACT INFORMATION investors@ecopetrol.com.co

The Ecopetrol Group’s first-half 2026 results demonstrate the strength of our integrated business model and the operational excellence of our businesses, enabling us to respond effectively and with agility to evolving market dynamics.

The quarter was marked by record performance in the Refining segment, which successfully captured exceptionally favorable market conditions and delivered historic operational and financial results.

In the second quarter, revenue reached COP 40.2 trillion (+35% vs. 2Q25), EBITDA totaled COP 17.7 trillion (+59% vs. 2Q25), with an EBITDA margin of 44% (+6.5 percentage points vs. 2Q25), and net income reached COP 6.1 trillion (+235% vs. 2Q25). These results were driven by strong commercial execution, the operational flexibility of our asset base, and disciplined financial management. We also continued advancing on shareholder value creation, by completing the outstanding dividend payment to our major shareholder and distributed a total of COP 5.0 trillion in dividends during the period. As of the end of the second quarter, we collected COP 1.0 trillion corresponding to the Fuel Price Stabilization Fund (FEPC) balance from 2Q25. The FEPC receivable balance reached COP 8.0 trillion at quarter-end and is expected to remain within a range of approximately COP 8 trillion to COP 12 trillion. We also maintained a Gross Debt-to-EBITDA ratio of 2.0x (-0.2x vs. 2Q25), while preserving a strong liquidity position, with cash and cash equivalents totaling COP 11.3 trillion.

From an operational perspective, hydrocarbon production averaged 706 mboed during the quarter, reflecting the impact of external disruptions and operational constraints in strategic fields, which limited the anticipated growth in domestic crude oil production. Transported volumes increased 3.8% year-over-year to 1,125 kbpd, supported by efficient infrastructure management and enhanced commercial flexibility, enabling us to effectively meet market demand. The exceptional performance of the Refining segment was driven by our decision to optimize maintenance schedules and maximize refinery availability, allowing us to fully capture the benefits of a highly favorable margin environment. As a result, we achieved all-time highs in refinery throughput (439 kbpd), gross refining margin of USD 29.8/bbl, and EBITDA reached COP 3.1 trillion.

On the commercial front, our trading operations in Houston and Singapore continued to play a key role in maximizing the value of the Group’s production, strengthening the positioning of our crude oil and refined products in international markets, and contributing positively to financial performance. Despite increased competition following the return of Venezuelan crude supplies to international markets.

Within our Energy Transition business, we continued to advance initiatives that strengthen Colombia’s energy security while supporting increasingly efficient and sustainable operations in preparation for the expected El Niño conditions. Key achievements during the period included: (i) progress in expanding natural gas supply, (ii) continued delivery against our energy efficiency targets, (iii) expansion of self-generation and renewable energy capabilities, and (iv) responsible water resource management. Today, the Ecopetrol Group supplies approximately 62% of Colombia’s natural gas demand, and contributes to the reliability, competitiveness, and long-term security of the country’s energy system.

The Transmission and Roads business continued to deliver solid results. ISA and its subsidiaries in Brazil secured new power transmission awards totaling USD 428 million and brought additional projects into operation, further strengthening their growth platform and generating value for the Group.

As of the end of the first half of 2026, we remain firmly on track to achieve our annual objectives. This performance reflects the disciplined execution of our investment plan and continued progress under our 2040 Strategy, which is focused on enhancing value creation, strengthening business sustainability, and reinforcing the long-term competitiveness of the Ecopetrol Group.

Juan Carlos Hurtado Parra

Acting Chief Executive Officer, Ecopetrol S.A.

Table 1: Financial and Operational Summary – Ecopetrol Group

Main Results Indicators	2Q 2026	2Q 2025	∆ ($)	∆ (%)	6M 2026	6M 2025	∆ ($)	∆ (%)
External variables
Brent USD/Bl	97	67	30	45%	88	71	17	24%
Brent COP	349	280	69	25%	320	297	23	8%
Financial Figures (BCOP)
Total sales	40,198	29,669	10,529	35%	68,823	61,035	7,788	13%
EBITDA	17,675	11,136	6,539	59%	31,133	24,394	6,739	28%
EBITDA Margin	44.0%	37.5%	6.5%		45.2%	40.0%	5.2%
Net Income	6,064	1,811	4,252	235%	8,951	4,938	4,013	81%
Operative Figures Kbp/kboed
Total Sales	979.1	986.6	(7.5)	(0.8%)	941.5	971.4	(29.9)	(3.1%)
Production	705.8	755.5	(49.7)	(6.6%)	715.5	750.5	(35)	(4.7%)
Crude Oil	560.8	585.1	(24.3)	(4.2%)	569.4	583.4	(14)	(2.4%)
Gas and Liquid	145.1	170.4	(25.3)	(14.8%)	146.0	167.1	(21.1)	(12.6%)
Refineries Throughput	438.5	413.3	25.2	6.1%	428.1	404.6	23.5	5.8%
Transported Volume	1,125	1,084	41	3.8%	1,124	1,088	36	3.3%

See in Annex Table 1 the Consolidated Income Statement

The figures included in this report are unaudited and are expressed in billions of Colombian pesos (COP), U.S. dollars (USD), Euros (EUR), Brazilian reais (BRL), thousands of barrels of oil equivalent per day (mboed), or tons, as applicable. For presentation purposes, certain figures in this report have been rounded to the nearest decimal place.

Forward-Looking Statements: This release may contain forward-looking statements related to Ecopetrol’s business outlook, estimates of operating and financial results, and growth prospects. Such statements constitute projections and, as such, are based solely on management’s expectations regarding the Company’s future performance and its continued access to capital to finance its business plan. These forward-looking statements are subject, among other things, to changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and the industry, among other factors. Actual results may differ materially, and such statements are subject to change without prior notice.

Key Messages for the Quarter

•	During 1H26, Ecopetrol Group delivered EBITDA of COP 31.1 trillion, with an EBITDA margin of 45%, and Net Income of COP 9.0 trillion. In 2Q26, Net Income rose 235% year-over-year, while first-half results matched the total Net Income generated in 2025. Results reflected the strength of the Group’s integrated business model, supported by record refinery throughput, higher transportation volumes, and a favorable pricing environment. These results enabled the Company to absorb a higher tax burden and a less favorable foreign exchange environment.

•	Organic investments totaled COP 10.9 trillion (USD 2,985 million), reflecting a disciplined and balanced capital allocation strategy between Colombia (71%) and international operations (29%). Investments focused on maintaining operational reliability, strengthening value generation, and advancing portfolio diversification initiatives.

•	Production during the period was impacted by lower international output in the Permian Basin, in line with planned activity levels and the natural decline of mature fields. Expected growth in domestic crude oil production from fields such as CPO-9, Caño Sur, Rubiales, Castilla, and Chichimene, which was anticipated to offset natural production decline (approximately 18% at Ecopetrol S.A.) and lower Permian contribution, has been delayed due to external factors and power supply disruptions.

•	As of June 2026, Ecopetrol Group reported a consolidated cash position of COP 11 trillion. The main sources of liquidity were cash generated from operations, collections related to the FEPC, and the redemption of investment portfolio securities. The primary cash outflows during the period were: (i) dividend payments, (ii) CAPEX disbursements, and (iii) debt interest payments.